

December 5, 2014

Via E-Mail
Keith R. Dunleavy, M.D.
Chief Executive Officer and Chairman
Inovalon Holdings, Inc.
4321 Collington Road
Bowie, MD 20716

   Re: Inovalon Holdings, Inc.
     Amendment No. 1 to Draft Registration Statement on Form S-1
     Submitted November 18, 2014
     CIK No. 0001619954

Dear Mr. Dunleavy:

   We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Where we refer to prior comments we are referring to our letter dated November 6, 2014.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Risk Factors

"Our business could be harmed by disruptions in service...," page 24

1. We note your response to prior comment 11 and we reissue it in part. The unsubstantiated assertion in your response that the third-party hosting agreement is replaceable appears to be inconsistent with your risk factor disclosure regarding the potentially material adverse impact on your business should the agreement be terminated. We note specifically your disclosure that a decision by your third-party data center operators to close their facilities without adequate notice "could adversely impact [y]our business if [you] are unable to find an alternative provider on a timely basis or without undue expense." Please clarify. In addition, please tell us what portion of your business is dependent on the external data center. Finally, since it appears that the data center

agreement is material to your business operations, please discuss the material terms of the agreement in your business section.

"Our reliance on third-party vendors to perform certain of our intervention…," page 26

2.   We note your response to prior comment 12 and we reissue it in part. We specifically note your disclosure indicating that if your agreements with your third-party vendors "are terminated or expire, [you] may be unable to replace those vendors in a timely or cost-effective manner due to the specialized nature of the services and the need to undergo gating requirements, including delegation processes to verify the third-party providers' professional qualifications, which could limit or delay [y]our ability to provide certain intervention toolsets to [y]our clients." The unsubstantiated assertion in your response that the third-party vendor agreements are replaceable appears to be inconsistent with your risk factor disclosure regarding the potentially material adverse impact on your business should the agreements be terminated. Further, your risk factor disclosure specifies that you may be unable to replace such agreements and that they are "necessary for [you] to continue to operate [y]our applications." Please clarify. In addition, since it appears that you have vendor and other third-party agreements on which you materially depend, please discuss the material terms of such agreements.

Selected Consolidated Financial Data, page 48

3.   We refer to your response to prior comment 6. Revise your disclosure to explain what comprises the line item "other non-comparable items" in your reconciliation of net income to adjusted EBITDA. Explain the basis for their exclusion under Item 10(e) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 50

4.   We note your response to prior comment 13, however, in order to provide balance to your discussion of your revenue growth experience during the three most recent fiscal years, and for the nine months ended September 30, 2014, it appears necessary to identify periods where such growth was not achieved. Accordingly, we reissue prior comment 13.

Client and Analytical Process Count Growth, page 53

5.   We note your response to prior comment 15 and your amended disclosure where you state there may be short-term periods in which increases in analytical activity do not result in increased revenue. Please expand your disclosure to explain why such activity may not always reflect your revenue experience in short-term periods, or provide illustrative examples in this regard.

Business

Our Clients, page 104

6.   We note your response to comment 21 and we reissue it. You state that the four referenced clients did not individually represent 10% or more of revenues for the nine months ended September 30, 2014, and that the group of clients comprising the largest clients may change in the future. As you know, disclosure in the business section covers the periods presented in your financial statements including the years in which you had customers accounting for 10% to 12% of your revenues, some of which have been significant customers for multiple years. Please tell us whether you have agreements with these customers and describe to us the material terms such as contract term, requirements and other obligations. You also suggest that the identities of the clients may be confidential. Please be advised that information required to be disclosed pursuant to Regulation S-K must be disclosed, even if confidential, including the identity of a 10% or greater customer. Please identify the customers as previously requested.

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies

Revenue recognition, page F-13

7.   We note your response to prior comment 24. Please confirm to us that your revenue recognition policy for cloud-based service offerings represent hosting arrangements as described in ASC 985-605-05-4 and ASC 985-605-55-119 to 125.

Net Income per Share, page F-17

8.   Please provide supplemental computations supporting your exclusion of the stock options that would have been anti-dilutive on EPS for the reported periods.

Stockholders' Equity (Deficit), page F-27

9.   For all reported periods and subsequent to September 30, 2014, please provide supplemental analysis of the repurchased share prices and basis for valuations from your February 2013 initiative to provide liquidity to certain existing stockholders. Please identify the relationship of the certain shareholders to the company. Reconcile the repurchase valuation amounts to the weighted average fair value of common stock disclosed in Note 8 - Stock Based Compensation on page F-24. In addition, provide us with the authoritative accounting support relied upon to account for the repurchased share valuations, financial statement classification and amounts of these repurchases.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443, or Craig Wilson, Senior Assistant Chief Accountant at (202) 551-3226, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Advisor, at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any other questions. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-Mail
        David P. Slotkin, Morrison & Foerster LLP
        Justin R. Salon, Morrison & Foerster LLP